Exhibit 99.1
OceanPal in Partnership with NEAR Foundation Announces $120M PIPE Investment to Launch SovereignAI to Buildout Near-Powered AI Infrastructure
●	OceanPal launches SovereignAI focused on commercializing the NEAR Protocol
●	Deep alignment on a shared vision for universal AI sovereignty with the NEAR Foundation will facilitate the implementation of a NEAR treasury strategy
●	Capital generated from treasury management strategy will be used to build a unique blockchain-native, confidential AI-cloud infrastructure using NVIDIA tech and powered by NEAR
ATHENS, GREECE & NEW YORK – October 28, 2025 – OceanPal Inc. (“OceanPal”, “OP”, NASDAQ: OP), today announced the closing of a $120M private investment in public equity transaction for the purchase and sale of common stock and/or pre-funded warrants to purchase shares of common stock (the “Offering”). The Company intends to use the net proceeds of the transaction to implement a digital asset treasury strategy through its new wholly owned subsidiary, SovereignAI Services LLC (“SovereignAI”), focused on commercializing the NEAR Protocol, a blockchain platform architected for Artificial Intelligence (“AI”) use cases. As a result of this transaction, OP, through SovereignAI, is expected to serve as the leading public investment vehicle to gain exposure to NEAR, the NEAR Protocol’s native token, and the foundational AI infrastructure needed to enable agentic commerce.
The NEAR Protocol’s focus on agentic AI & chain abstraction aligns with increasing institutional interest in automation, compliance, and scalable AI infrastructure, proven by continued support from leading TradFi and crypto-native funds. NEAR’s AI-centric tech stack allows AI agents to function as independent economic actors, allowing them to transact, manage assets, and make automated decisions, all while maintaining data privacy, governance, and economic rights of their end users.
SovereignAI intends to monetize its infrastructure business by accumulating NEAR with the objective of acquiring at least 10% of the NEAR token supply over time. SovereignAI represents an evolution in the treasury company landscape, moving beyond passive accumulation models to focus on the successful execution against operating and infrastructure businesses, leveraging the yield from its balance sheet to build an innovative unique blockchain-native, confidential AI infrastructure.
"We believe NEAR presents the greatest asymmetric upside across mature projects in the digital asset market, which we aim to capture and offer to our shareholders,” said OceanPal’s newly appointed Co-CEO, Sal Ternullo. “This is a public company launching as an active, strategic partner with the NEAR Foundation to advance a shared vision of universal AI sovereignty by leveraging the NEAR Protocol’s vertically integrated AI products and rails, which were purpose-built for these exact use cases. We plan to use this decentralized, confidential compute infrastructure to capitalize on the explosive demand for privacy-first, regulatory compliant AI across enterprise markets including finance, healthcare, and media while enabling businesses and consumers to maintain control and ownership."

Mr. Ternullo brings deep expertise in early-stage investing, asset management, and working with frontier technologies at firms like State Street, KPMG, most recently serving as General Partner at A100x. The OP executive team also includes newly appointed Chief Operating Officer (“COO”), David Schwed, who brings extensive experience in information security and privacy in both traditional financial institutions and crypto-native contexts, working at firms including BNY and Galaxy, while most recently serving as the Chief Information Security Officer for Brokerage & Money at Robinhood.
“SovereignAI is positioned at the convergence of two massive transformations - AI and digital ownership,” said Mr. Schwed. “Our strategy goes beyond treasury management to actively build the infrastructure enabling user-owned, privacy-preserving AI at scale. NEAR Protocol’s architecture provides the trust, security, and economic alignment necessary to realize true AI sovereignty and unlock the next generation of autonomous agent commerce.”
The strategy is supported by NEAR Protocol ecosystem-aligned strategic advisors, leading investors, and operating partners. The NEAR Foundation and the following key individuals will not only contribute capital to the transaction but will also support the strategy on a go-forward basis. OP has constructed a world class Advisory Board for SovereignAI chaired by Illia Polosukhin, CEO & co-founder NEAR Foundation, alongside, Richard Muirhead (founder, Fabric Ventures & NEAR Foundation Council member since inception), Lukasz Kaiser (OpenAI), Philippe Sachs (Nscale), Andy Brown (Sandhill East), and Jackie Kennedy (Quicknode) providing direct access to AI experts, hyperscalers and infrastructure companies to deliver on its mission.
“We are very pleased to welcome SovereignAI to the NEAR ecosystem,” said Mr.  Polosukhin, CEO & co-founder NEAR Foundation. “I look forward to working with them to realize a shared vision of achieving true universal AI sovereignty by enabling private, user-owned AI and autonomous agent commerce. We believe the NEAR Protocol’s AI-centric tech stack will allow user-owned AI to meet its moment.”
The transaction involved several strategic participants, including crypto-native investors such as Kraken, Proximity, Fabric Ventures, G20 Group – among others. Clear Street LLC and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“CCM”), served as financial advisors and placement agents to SovereignAI. Sealion Capital LLC served as advisor to OceanPal Inc.

Reed Smith LLP served as legal advisor to NEAR Foundation and will represent SovereignAI following the closing of the Offering. Paul Hastings LLP served as legal advisor to Clear Street LLC and CCM, and Seward & Kissel LLP acted as legal advisors to OceanPal Inc.
Following the transaction, OP will continue to operate as a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. OP expects to continue its seaborne transportation of bulk commodities as well as refined petroleum products.
Securities Disclaimers:
The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. Investment in cryptocurrency and NEAR projects involves substantial risk, including the risk of complete loss. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.
The offer and sale of the securities in the Offering, including the shares of common stock underlying the pre-funded warrants, was made to institutional accredited investors in a transaction not involving a public offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities issued in the Offering and shares of common stock underlying the pre-funded warrants may not be offered or sold in the United States except pursuant to an effective registration statement with the Securities and Exchange Commission ("SEC") or an applicable exemption from the registration requirements of the Securities Act and such other applicable state securities laws.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.
The private placement was conducted in accordance with applicable Nasdaq rules and was priced to satisfy the "Minimum Price" requirement (as defined in the Nasdaq rules).

About OceanPal Inc.
OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. OP is engaged in the seaborne transportation of bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products. OP’s fleet is primarily employed on time charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.
About SovereignAI
SovereignAI is a wholly owned subsidiary of OP formed to implement the company’s digital asset treasury strategy, and developer of confidential AI infrastructure offering a superior path to get exposure to the intersection of AI and blockchain in the public markets. SovereignAI will use NEAR Protocol’s purpose-built technology to establish private, user-owned agentic commerce. Funds generated by SovereignAI’s holistic treasury management strategy of NEAR tokens will be used to further the Company’s goal of building unique blockchain-native AI infrastructure.
To learn more about SovereignAI, please visit: https://www.svrn.net/
Media Contact: svrn@mgroupsc.com
Cautionary Note Regarding Forward-Looking Statements
This press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements are statements other than historical facts and include, without limitation, statements regarding the potential for and amount of additional cash proceeds from warrant exercises, the anticipated use of proceeds from the announced Offering, future announcements and priorities, expectations regarding management, corporate governance, market position, business strategies, future financial and operating performance, and other projections or statements of plans and objectives.
These forward-looking statements are based on current expectations, estimates, assumptions, and projections, and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OP’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, OP’s ability to execute its growth strategy; its ability to raise and deploy capital effectively; developments in technology and the competitive landscape; the market performance of NEAR; and other risks and uncertainties described under “Risk Factors” in OP’s Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in other subsequent filings with the SEC. These filings are available at www.sec.gov. OP undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.